Exhibit 99.1

Genius Group appoints Robert Kiyosaki as Board Advisor

SINGAPORE, September 30, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it has appointed Robert Kiyosaki as an advisor to the Board.

Mr. Kiyosaki is the author of 29 books including ‘Rich Dad, Poor Dad’ - the #1 personal finance book of all time. ‘Rich Dad Poor Dad’ is the longest running bestseller on all four lists that report to Publisher’s Weekly: The New York Times, Business Week, The Wall Street Journal and USA Today. It also held a top spot on the New York Times list for over five years running. The book has been translated into 45 languages and is available in 90 countries, having sold over 25 million copies worldwide.

Mr. Kiyosaki has been a featured guest with media outlets in every corner of the world—from FOX News, CNN, the BBC, Real Vision, Yahoo! Finance, Al Jazeera, GBTV and PBS to Larry King Live, Oprah, Peoples Daily, Sydney Morning Herald, The Doctors, The Straits Times, Bloomberg, NPR, USA TODAY, and hundreds of others.

Mr. Kiyosaki has been an outspoken critic in the media and on social media of the fiat-driven, debt-based economy, and an advocate of gold, silver and Bitcoin as a hedge against runaway money printing and inflation. In one of his more recent books ‘FAKE: Fake Money, Fake Teachers, Fake Assets: How Lies Are Making the Poor and Middle Class Poorer’ he critiques financial misinformation and the increasingly urgent need for financial self-education.

He is an entrepreneur, educator, and investor whose point of view is that ‘old’ advice - go to college, get a good job, save money, get out of debt, invest for the long term, and diversify - has become obsolete advice in today’s fast-paced Information Age. His Rich Dad philosophies and messages challenge the status quo, and his teachings encourage people to take initiative to become financially educated and play an active role in investing for the future.

To teach the principals of financial literacy, Mr. Kiyosaki created an educational board game called “CASHFLOW® 101” to help teach the financial and investment strategies of his rich father. There are now more than 1,600 CASHFLOW Clubs throughout the world.

Born and raised in Hawaii, Mr. Kiyosaki is fourth-generation Japanese American. He graduated from college in New York, joining the Marine Corps as an officer and gunship pilot in the Vietnam War. He was awarded the Air Medal for bravery during his service.

Mr. Kiyosaki will be advising Genius Group’s board on effective strategies to grow its global brand, expand its Entrepreneur and Financial Education programs and build its Bitcoin Treasury and Genius City model, built on a Bitcoin-backed, Real World Asset (RWA) tokenization system.

Mr. Kiyosaki will also be keynote speaker at the Company’s annual entrepreneur summit, the Genius Future Summit 2026.

Genius Group’s CEO, Roger James Hamilton, said “I have been inspired by Robert’s common-sense approach to financial education since we first met in Singapore in 1997, when he launched his Cashflow Board Game and before he had published Rich Dad, Poor Dad. We share a common inspiration in Buckminster Fuller, who believed humanity was facing a final exam, for which a change in education was needed for us to survive and thrive.”

“With the launch of our Genius City and the growth of our Bitcoin Treasury, it’s taken close to thirty years for us to have finally reached the perfect time to benefit fully from Robert’s experience and expertise. I’m excited to have the opportunity to bring Robert’s wisdom to our Board as a Board Advisor.”

Robert Kiyosaki said “I’m delighted to have the opportunity to advise Roger and his Board as they grow Genius Group. Financial education and having a financial understanding of what’s happening in our economy is more important now than ever. I look forward to advising Genius Group on achieving its goal of bringing financial education to students around the world.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai